Exhibit 12.1

RATIO OF EARNINGS (LOSSES) TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

Our consolidated ratio of earnings (losses) to combined fixed charges and preference dividends for each of the periods indicated is as follows:

	Nine Months Ended Sept. 30, 2017	Years Ended December 31,
		2016	2015	2014	2013	2012
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Including Interest on Deposits	5.50	6.21	6.15	2.91	2.39	0.94
Excluding Interest on Deposits	9.93	12.60	10.86	4.47	3.05	0.87

For the purposes of computing the ratios, earnings represent the sum of income (loss) from continuing operations before taxes plus fixed charges and preferred share dividend requirements. Fixed charges represent total interest expense, including and excluding interest on deposits. Preferred share dividend requirements represent the amount of pre-tax income required to pay dividends on preferred shares. Our Fixed Rate Cumulative Perpetual Preferred Shares, Series A, par value $0.10 per share (the “Series A Preferred Shares”), issued on December 19, 2008, were redeemed in full on December 31, 2013.

	Nine Months Ended Sept. 30, 2017	Years Ended December 31,
Dollars in thousands		2016	2015	2014	2013	2012
Income (Loss) Before Taxes	$45,780	$44,091	$35,668	$10,240	$11,604	$(710)
Plus: Interest on Deposits	5,054	4,667	3,313	2,402	2,729	5,491
Plus: Interest on Repurchase Agreements	551	484	340	260	286	340
Plus: Interest on FHLB Advances	2,775	1,256	1,643	1,640	1,608	1,612
Plus: Interest on Subordinated Debt Supporting Trust Preferred Stock Issuances	1,802	2,060	1,634	1,053	934	1,035
Plus: Dividends on Preferred Stock	—	—	—	—	2,819	2,500
Plus: Interest Within Rental Expense	—	—	—	—	—	—

Combined Fixed Charges and Preferred Dividends (Including Interest on Deposits)	10,182	8,467	6,930	5,355	8,376	10,978

Adjusted Earnings	$55,962	$52,558	$42,598	$15,595	$19,980	$10,268

*	All of the Seacoast Banking Corporation of Florida’s leases are operating; none are capitalized.